SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Similarweb Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M84137 10 4

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84137 10 4	13G/A	Page 2 of 23 Pages

1.	Names of Reporting Persons Viola Growth II (A) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,217,075
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,217,075
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,075
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 3 of 23 Pages

1.	Names of Reporting Persons Viola Growth II (B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,931,736
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,931,736
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,931,736
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 4 of 23 Pages

1.	Names of Reporting Persons VG SW L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 5,796,010
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,796,010
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,796,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 5 of 23 Pages

1.	Names of Reporting Persons Viola Partners Fund 4 2013 L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 176,678
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 176,678
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,678
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 6 of 23 Pages

1.	Names of Reporting Persons Viola Growth II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,148,811 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,148,811 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,148,811 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (a) 2,217,075 ordinary shares held by Viola Growth II (A) L.P. and (b) 2,931,736 ordinary shares held by Viola Growth II (B) L.P. The Reporting Person serves as the sole general partner of each such entity and may therefore be deemed to share in the beneficial ownership of all of such ordinary shares.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 7 of 23 Pages

1.	Names of Reporting Persons VG SW GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 109,288 (1)
	6.	Shared Voting Power 5,796,010 (2)
	7.	Sole Dispositive Power 109,288 (1)
	8.	Shared Dispositive Power 5,796,010 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,905,298
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	These ordinary shares are held in a trust at ESOP Management and Trust Services Ltd. on behalf of the Reporting Person, but the Reporting Person maintains voting and dispositive power with respect thereto.

(2)	Consists of 5,796,010 ordinary shares held by VG SW L.P. The Reporting Person serves as the sole general partner of that entity and may therefore be deemed to share in the beneficial ownership of those ordinary shares.

(3)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 8 of 23 Pages

1.	Names of Reporting Persons Viola Partners 4 (G.P. Fund 4) Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 176,678 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 176,678 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,678 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 176,678 ordinary shares held by Viola Partners Fund 4 2013 L.P. The Reporting Person serves as the sole general partner of that entity and may therefore be deemed to share in the beneficial ownership of those ordinary shares.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 9 of 23 Pages

1.	Names of Reporting Persons Viola Growth II GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,054,109 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,054,109 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,054,109 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (a) 2,217,075 ordinary shares held by Viola Growth II (A) L.P. (“Viola A”), (b) 2,931,736 ordinary shares held by Viola Growth II (B) L.P. (“Viola B”), (c) 5,796,010 ordinary shares held by VG SW L.P. and (d) 109,288 ordinary shares held in trust (at ESOP Management and Trust Services Ltd.) on behalf of VG SW GP, L.P., which itself serves as the sole general partner of VG SW L.P. The Reporting Person serves as the sole general partner of Viola A and Viola B and as a general partner of VG SW GP, L.P., and may therefore be deemed to share in the beneficial ownership of all of the foregoing ordinary shares.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 10 of 23 Pages

1.	Names of Reporting Persons Viola Growth 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,905,298 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,905,298 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,905,298 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (a) 5,796,010 ordinary shares held by VG SW L.P. and (b) 109,288 ordinary shares held in trust (at ESOP Management and Trust Services Ltd.) on behalf of VG SW GP, L.P., which itself serves as the sole general partner of VG SW L.P. The Reporting Person serves as a general partner of VG SW GP, L.P., and may therefore be deemed to share in the beneficial ownership of all of the foregoing ordinary shares.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 11 of 23 Pages

1.	Names of Reporting Persons Viola Partners 4 Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 176,678 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 176,678 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,678 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 176,678 ordinary shares held by Viola Partners Fund 4 2013 L.P (“Viola 4”). The Reporting Person serves as the sole general partner of Viola Partners 4 (G.P. Fund 4) Limited Partnership, which is the general partner of Viola 4, and may therefore be deemed to share in the beneficial ownership of those ordinary shares held by Viola 4.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. 465437 10 1*	13G/A	Page 12 of 23 Pages

1.	Names of Reporting Persons Viola Growth Management Fund 2 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,054,109 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,054,109 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,054,109 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (a) 2,217,075 ordinary shares held by Viola A, (b) 2,931,736 ordinary shares held by Viola B, (c) 5,796,010 ordinary shares held by VG SW, L.P. and (d) 109,288 ordinary shares held in trust (at ESOP Management and Trust Services Ltd.) on behalf of VG SW GP, L.P., which itself serves as the sole general partner of VG SW L.P. The Reporting Person holds 100% of the outstanding equity of Viola Growth II GP Ltd., which serves as the sole general partner of Viola A and Viola B and as a general partner of VG SW GP, L.P., and the Reporting Person may therefore be deemed to share in the beneficial ownership of all of the foregoing ordinary shares.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 13 of 23 Pages

1.	Names of Reporting Persons Harel Beit-On
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,230,787 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,230,787 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,230,787 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the (i) 11,054,109 ordinary shares beneficially owned by Viola Growth Management Fund 2 Ltd. and (ii) 176,678 ordinary shares beneficially owned by Viola Partners 4 Management Ltd. The Reporting Person together with Shlomo Dovrat and Avi Zeevi are indirectly the controlling shareholders of each of Viola Growth Management Fund 2 Ltd. and Viola Partners 4 Management Ltd. and may therefore be deemed to share voting and dispositive power with respect to all of the ordinary shares beneficially owned by those two entities.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 14 of 23 Pages

1.	Names of Reporting Persons Shlomo Dovrat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,230,787 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,230,787 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,230,787 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the (i) 11,054,109 ordinary shares beneficially owned by Viola Growth Management Fund 2 Ltd. and (ii) 176,678 ordinary shares beneficially owned by Viola Partners 4 Management Ltd. The Reporting Person, together with Harel Beit-On and Avi Zeevi, are indirectly the controlling shareholders of each of Viola Growth Management Fund 2 Ltd. and Viola Partners 4 Management Ltd. and may therefore be deemed to share voting and dispositive power with respect to all of the ordinary shares beneficially owned by those two entities.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

CUSIP No. M84137 10 4	13G/A	Page 15 of 23 Pages

1.	Names of Reporting Persons Avi Zeevi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,230,787 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,230,787 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,230,787 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the (i) 11,054,109 ordinary shares beneficially owned by Viola Growth Management Fund 2 Ltd. and (ii) 176,678 ordinary shares beneficially owned by Viola Partners 4 Management Ltd. The Reporting Person, together with Harel Beit-On and Shlomo Dovrat, are indirectly the controlling shareholders of each of Viola Growth Management Fund 2 Ltd. and Viola Partners 4 Management Ltd. and may therefore be deemed to share voting and dispositive power with respect to all of the ordinary shares beneficially owned by those two entities.

(2)	Percentage is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

Item 1(a).	Name of Issuer:

The name of the issuer is Similarweb Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel.

Item 2(a).	Name of Person Filing:

The following entities and individuals, listed in (i)-(xiv) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (xii)-(xiv) below, collectively, as the “Reporting Individuals”:

(i)	Viola Growth II (A) L.P. (“Viola II (A)”)
(ii)	Viola Growth II (B) L.P. (“Viola II (B)”)
(iii)	VG SW L.P. (“VG LP”)
(iv)	Viola Partners Fund 4 2013 L.P. (“Viola 4 LP”)
(v)	Viola Growth II, L.P. (“Viola II GP”)
(vi)	VG SW GP, L.P. (“VG GP”)
(vii)	Viola Partners 4 (G.P. Fund 4) Limited Partnership (“Viola 4 GP”)
(viii)	Viola Growth II GP Ltd. (“Viola II GP GP”)
(ix)	Viola Growth 3 Ltd. (“Viola 3”)
(x)	Viola Partners 4 Management Ltd. (“Viola 4 GP GP”)
(xi)	Viola Growth Management Fund 2 Ltd. (“Viola Management 2”)
(xii)	Shlomo Dovrat
(xiii)	Harel Beit-On
(xiv)	Avi Zeevi

Viola II (A), Viola II (B), VG LP and Viola 4 LP directly hold the vast majority of the ordinary shares of the Issuer that are reported in this Statement, consisting of 2,217,075, 2,931,736, 5,796,010 and 176,678 ordinary shares, respectively.

Viola II GP serves as the sole general partner for each of Viola II (A) and Viola II (B) and may therefore be deemed to share beneficial ownership of the ordinary shares held by them.

VG GP serves as the sole general partner of VG LP and may therefore be deemed to share beneficial ownership of the ordinary shares held by VG LP. VG GP furthermore itself holds (through a trust at ESOP Management and Trust Services Ltd.) 109,288 ordinary shares.

Viola 4 GP serves as the sole general partner of Viola 4 LP.

Viola II GP GP serves as the sole general partner of Viola II GP and, together with Viola 3, as the general partners of VG GP and may therefore be deemed to share beneficial ownership of the ordinary shares beneficially owned by Viola II GP and VG GP.

Viola 3, as a general partner of VG GP, may be deemed to share beneficial ownership of the ordinary shares beneficially owned by VG GP.

Viola 4 GP GP serves as the sole general partner of Viola 4 GP and may therefore be deemed to share beneficial ownership of the ordinary shares beneficially owned by Viola 4 GP.

Page 16 of 23 Pages

Viola Management 2 holds 100% of the outstanding equity interests of Viola II GP GP and may therefore be deemed to share beneficial ownership of all of the ordinary shares beneficially owned by Viola II GP GP.

The Reporting Individuals indirectly collectively with one another are the controlling shareholders of Viola Management 2, Viola 3 and Viola 4 GP GP, and, therefore, may be deemed to possess ultimate shared voting and dispositive authority with respect to all ordinary shares of the Issuer beneficially owned by the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Growth, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola II (A)— Cayman Islands
(ii)	Viola II (B)— Cayman Islands
(iii)	VG LP— Israel
(iv)	Viola 4 LP— Israel
(v)	Viola II GP— Cayman Island
(vi)	VG GP— Israel
(vii)	Viola 4 GP— Israel
(viii)	Viola II GP GP— Cayman Islands
(ix)	Viola 3-- Cayman Island
(x)	Viola 4 GP GP— Israel
(xi)	Viola Management 2— Israel
(xii)	Each Reporting Individual— Israel

Item 2(d).	Title of Class of Securities:

This Amendment relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share, of the Issuer (“ordinary shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the ordinary shares is M84137 10 4.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

Page 17 of 23 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item	4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.

(b)	Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing on the cover pages of the respective Reporting Persons is based on 78,271,804 ordinary shares of the Issuer issued and outstanding as of September 30, 2023, as reported by the Issuer in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K that it furnished to the SEC on November 7, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

Please see Item 2(a) and the footnotes on the respective cover pages of the Reporting Persons, which are incorporated by reference herein, for an explanation as to the basis for the specific number of ordinary shares beneficially owned by each Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Page 18 of 23 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 19 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viola Growth II (A) L.P.

By: Viola Growth II, L.P., its General Partner

By: Viola Growth II GP Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

Viola Growth II (B) L.P.

By: Viola Growth II, L.P., its General Partner

By: Viola Growth II GP Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

VG SW, L.P.

By: VG SW GP, L.P., its General Partner

By: Viola Growth II GP Ltd. and Viola Growth 3 Ltd., its General Partners

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

VIOLA PARTNERS FUND 4 2013 L.P.

By: Viola Partners 4 (G.P. Fund 4) Limited Partnership, its General Partner

By: Viola Partners 4 Management Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

Page 20 of 23 Pages

Viola Growth II, L.P

By: Viola Growth II GP Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

VG SW GP, L.P.

By: Viola Growth II GP Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

Viola Partners 4 (G.P. Fund 4) Limited Partnership

By: Viola Partners 4 Management Ltd., its General Partner

By:	/s/ Harel Beit-On
Name:	Harel Beit-On

By:	/s/ Itzik Avidor
Name:	Itzik Avidor

Viola Growth II GP Ltd.

By:	/s/ Harel Beit-On
	Name:	Harel Beit-On

By:	/s/ Itzik Avidor
	Name:	Itzik Avidor

Viola Growth 3 LTD.

By:	/s/ Harel Beit-On
	Name:	Harel Beit-On

By:	/s/ Itzik Avidor
	Name:	Itzik Avidor

Viola Partners 4 Management Ltd.

By:	/s/ Harel Beit-On
	Name:	Harel Beit-On

By:	/s/ Itzik Avidor
	Name:	Itzik Avidor

Page 21 of 23 Pages

Viola Growth Management Fund 2 Ltd.

	By:	/s/ Harel Beit-On
		Name:	Harel Beit-On

	By:	/s/ Itzik Avidor
		Name:	Itzik Avidor

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: February 8, 2024

Page 22 of 23 Pages

EXHIBITS

Exhibit 1 –	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement.

Page 23 of 23 Pages